UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AutoNavi Holdings Limited

(Name of Issuer)

Ordinary shares of par value of $0.0001 per share

(Title of Class of Securities)

G0711U 106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jun Xiao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 11,043,072 ordinary shares. Leading Choice International Limited may also be deemed to have sole voting power with respect to the above shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,043,072 ordinary shares. Leading Choice International Limited may also be deemed to have sole dispositive power with respect to the above shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,043,072 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Leading Choice International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 11,043,072 ordinary shares. Jun Xiao may also be deemed to have sole voting power with respect to the above shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,043,072 ordinary shares. Jun Xiao may also be deemed to have sole dispositive power with respect to the above shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,043,072 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON CO

ITEM 1	(a).	NAME OF ISSUER:

AutoNavi Holdings Limited

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

16/F, Section A, Focus Square No 6. Futong East Avenue, Wangjing Chaoyang District Beijing 100102 The People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Jun Xiao Leading Choice International Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Jun Xiao c/o AutoNavi Holdings Limited 16/F, Section A, Focus Square No 6. Futong East Avenue, Wangjing Chaoyang District Beijing 100102 The People’s Republic of China

Leading Choice International Limited P.O. Box 957, Offshore Incorporations Centre Road Town, Tortola British Virgin Islands

ITEM 2	(c).	CITIZENSHIP:

Jun Xiao – People’s Republic of China Leading Choice International Limited – British Virgin Islands

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares of par value of $0.0001 per share

ITEM 2	(e).	CUSIP NO.:

G0711U 106

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of AutoNavi Holdings Limited (the “Issuer”) by each of the reporting persons is provided as of December 31, 2011:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jun Xiao	11,043,072	5.8%	11,043,072	0	11,043,072	0
Leading Choice International Limited	11,043,072	5.8%	11,043,072	0	11,043,072	0

Leading Choice International Limited, a British Virgin Islands company, directly holds 10,200,000 ordinary shares of the Issuer and 210,768 American depositary shares representing 843,072 ordinary shares. Mr. Jun Xiao holds 100% of the outstanding shares of Leading Choice International Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Jun Xiao may be deemed to beneficially own all of the ordinary shares of the Issuer held by Leading Choice International Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012

Jun Xiao	/s/ Jun Xiao
Jun Xiao

Leading Choice International Limited	By:	/s/ Jun Xiao
	Name:	Jun Xiao
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement